Filed by US LEC Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US LEC Corp.

Commission File No.: 0-24061

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, by and among US LEC Corp. (“US LEC”), PAETEC Corp. (“PAETEC”), WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC (“New PAETEC”), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of New PAETEC and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of New PAETEC.

US LEC Employee FAQ

1.	Why is US LEC merging with PAETEC?

This is a transformational event for PAETEC and US LEC. The combination of our highly complimentary companies creates a stronger premier communications provider well-positioned to serve medium and large enterprises and institutions. Together, we will be even stronger, leveraging our technology, resources and geographic reach to deliver substantial long-term value to our customers and shareholders. We will have enhanced scope and scale and operate in 52 of the top 100 MSAs in the U.S., with a leading presence in the Eastern U.S., as well as several other major markets across the country. This will provide us with greater cross-selling opportunities to serve our combined 45,000 customers. We will also have a wider array of products and offerings, such as PAETEC’s “Equipment for Services,” software applications, and resale products and US LEC’s data & data center products.

2.	Who is PAETEC?

Based in Fairport, N.Y., PAETEC is an innovative supplier of communication solutions to medium and large businesses, universities and institutions to its nearly 17,000 customers. It is a proven and solid company that shares our ‘customer comes first’ attitude and a commitment to world-class partnerships. PAETEC brings to US LEC a presence in the strong West Coast market as well as the Midwest.

3.	How will this transaction affect employees?

The key to the success of our business has been the energy, talent and dedication of our employees. As part of a dynamic growing organization, we expect employees of the combined company to have greater opportunities for growth and advancement. In the short-term, however, and until the transaction closes, we remain separate companies and during this time it should be business as usual.

4.	How long before the transaction closes? What approvals are required?

The transaction is subject to approval by both companies’ shareholders as well as other closing conditions and regulatory approvals. The transaction is expected to close in the fourth quarter of 2006. As we move through the integration process and through closing, PAETEC and US LEC will continue to operate as separate companies. Our number one priority will, as always, be maintaining customer satisfaction through closing and beyond.

5.	What can employees expect in the interim?

As we work through the integration process, we expect continued workplace excellence from all employees – you should continue to focus on serving your customers. We will make every effort to keep you up to date on developments and progress throughout the approval process.

6.	What are the plans to integrate the two companies? How will staffing at various levels throughout the combined company be determined?

We are building an integration planning team which will begin working to address how we can best utilize each other’s strengths and bring our companies together. Given the complementary nature of our companies and the solid teams at both PAETEC and US LEC, we expect to realize the benefits of this transaction quickly and efficiently following the transaction’s close.

7.	Will there be layoffs as a result of the transaction?

The transaction is premised on growth and there will be enhanced opportunities for the combined workforce. Like in any combination, however, there will inevitably be some overlap in personnel. It is important to remember that the collective talents of PAETEC and US LEC will make the combined company better.

8.	Will there be any changes in US LEC’s employee benefits and compensation?

Both PAETEC and US LEC are committed to providing a competitive compensation and benefits package that will allow us to attract and retain the talent needed to successfully drive the combined company forward. As we review each company’s compensation and benefits packages there may or may not be opportunities to combine plans. We will inform you well in advance of any changes.

9.	After the closing of the transaction, what will the combined company be called, where will it be headquartered, who will lead it?

Following the close of the transaction, the company will be called PAETEC, and expects be listed on the NASDAQ Stock Market as “CLEC.” The company will be headquartered in Fairport, NY and will maintain PAETEC’s and US LEC’s operations in major locations across the country with several functions based there. The combined company’s management team will be as follows:

• Chairman & CEO:	Arunas Chesonis, current PAETEC Chairman & CEO
• Vice Chairman:	Richard Aab, current US LEC Chairman
• COO:	EJ Butler, current PAETEC COO
• CFO:	Keith Wilson, current PAETEC CFO
• EVP of Integration:	J. Lyle Patrick, current US LEC CFO

10.	How will this transaction affect our relationships with customers?

By utilizing the best practices and processes at both companies, we believe we can achieve even higher levels of customer satisfaction. With our capital efficient, highly adaptive networks and complementary markets, the combined company’s customer base will not only benefit from new expanded service capabilities, but also a stronger company, well positioned to deliver new and innovative communications services.

11.	Where can employees obtain additional information?

We will make every effort to keep you informed about important developments throughout the approval and integration process. You may also visit the intranet, which will be updated periodically with new information. This is an important time for both of our organizations and it is essential that we speak with one voice - should you receive calls or inquiries from the media or other interested parties, please direct them to Lori Engel, VP of Human Resources at (704) 319-1017.

Safe Harbor

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The use of words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “intend”, “future”, “potential” or “continue”, and other similar expressions are intended to identify forward-looking statements.

All of these forward-looking statements are based on estimates and assumptions by management that, although we believe them to be reasonable, are inherently uncertain. Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause our business, industry, strategy or actual results to differ materially from those expressed or implied in the forward-looking statements.

These risks and uncertainties may include those discussed in US LEC’s reports on Form 10-K, Form 10-Q and Form 8-K on file with the Securities and Exchange Commission (the “SEC”), and other factors which may not be known to us. Any forward-looking statement speaks only as of its date. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

“New PAETEC” will file with the SEC a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and US LEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about “New PAETEC,” PAETEC, US LEC and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholders meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by “New PAETEC” with the SEC (when they become available) at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to PAETEC, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, Attention: Investor Relations.

Information regarding the identity of persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement of US LEC and in the registration statement that will be filed by “New PAETEC” with the SEC.

Investors and security holders of US LEC may obtain free copies of the proxy statement (when it becomes available) by writing to US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, Attention: Investor Relations or by telephoning us at (704) 319-1189.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication, and other statements that US LEC or PAETEC may make, may contain forward-looking statements, which involve a number of risks and uncertainties. US LEC cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving US LEC and PAETEC, including future financial and operating results, New PAETEC’s plans, objectives, expectations and intentions and other statements that are not historical facts.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in US LEC’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations. US LEC undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.